SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

NGAS Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62912T103

(CUSIP Number)

Paul M. Johnston, Esq.
Senior Vice President and General Counsel
Magnum Hunter Resources Corporation
777 Post Oak Blvd., Suite 650
Houston, Texas 77056
(832) 369-6992

Copy To:

David E. Morrison, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
(214) 855-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |__|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62912T103
1. Names of Reporting Persons. Magnum Hunter Resources Corporation Tax I.D. No.: 86-0879278
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 78,413,539
8. Shared Voting Power 0
9. Sole Dispositive Power 78,413,539
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 78,413,539
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 100%
14. Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2011, by Magnum Hunter Resources Corporation, a Delaware corporation (“Magnum Hunter”), with respect to the common stock of NGAS Resources, Inc., a company organized under the laws of British Columbia (“NGAS”).  As described in more detail below, Items 4, 5 and 6 have been amended by this Amendment No. 1 as a result of the consummation of the statutory plan of arrangement on April 13, 2011 (the “Arrangement”) under British Columbia law, whereby NGAS became a wholly-owned subsidiary of Magnum Hunter.  Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

The Schedule 13D is amended and supplemented as follows:

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 13, 2011, after obtaining approval of NGAS’ shareholders on April 8, 2011 and the approval of the Supreme Court of British Columbia on April 12, 2011, the Arrangement was consummated and NGAS became a wholly-owned subsidiary of Magnum Hunter.

At the Effective Time (as defined in the Arrangement Agreement) of the Arrangement (the “Effective Time”)  each outstanding share of NGAS common stock was automatically converted into a right to receive 0.0846 shares of Magnum Hunter’s common stock.

Pursuant to the Arrangement Agreement, all of the NGAS’ incumbent directors resigned upon the Effective Time and Gary C. Evans and Ronald D. Ormand, Magnum Hunter’s designees, were appointed to fill such vacancies.

Pursuant to the Arrangement Agreement, all of the incumbent executive officers of NGAS resigned immediately prior to the Effective Time and Magnum Hunter’s designees (Gary C. Evans, Chief Executive Officer, Ronald D. Ormand, Chief Financial Officer, Paul M. Johnston, Secretary, Richard S. Farrell, Vice President, and James Denny, President) were appointed to fill such vacancies.

On April 13, 2011, Magnum Hunter satisfied all of NGAS’ and its subsidiaries’ liabilities under NGAS’ senior credit facility and the remaining 6% amortizing convertible notes that were not converted prior to the Effective Time (the “Assumed Liabilities”).  The Assumed Liabilities were refinanced under Magnum Hunter’s new senior credit facility, which was entered into on April 13, 2011.

The shares of NGAS common stock ceased being traded on The Nasdaq Capital Market (“Nasdaq”) as of the close of market on April 13, 2011.  Nasdaq filed a Form 25 with the SEC to delist the shares of common stock of NGAS.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) As a result of the Arrangement, Magnum Hunter beneficially owns 78,413,539 shares of NGAS common stock, representing 100% of the issued and outstanding shares of NGAS common stock.

(c) Except as disclosed herein, neither Magnum Hunter nor, to the knowledge of Magnum Hunter, any person named in Schedule A to this Schedule 13D, has effected any transaction in shares of NGAS common stock during the past 60 days.

(d) To the knowledge of Magnum Hunter, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Amendment No. 1.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Items 4 and 5 of this Amendment No. 1 is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNUM HUNTER RESOURCES CORPORATION By: /s/ Gary C. Evans Name: Gary C. Evans Title: Chairman and Chief Executive Officer

Dated:  April 14, 2011

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF
MAGNUM HUNTER RESOURCES CORPORATION

Executive Officers of Magnum Hunter Resources Corporation

Name	Position
Gary C. Evans	Chairman and Chief Executive Officer
Ronald D. Ormand	Executive Vice President, Chief Financial Officer
Jim Denny	Executive Vice President of Operations
H.C. “Kip” Ferguson, III	Executive Vice President of Exploration
M. Bradley Davis	Senior Vice President of Capital Markets
Brian Burgher	Senior Vice President of Land
Paul M. Johnston	Senior Vice President and General Counsel
Don Kirkendall	Senior Vice President of Administration and Product Marketing
David S. Krueger	Senior Vice President and Chief Accounting Officer

All individuals named in the table above are employed by Magnum Hunter Resources Corporation. The address of Magnum Hunter Resources Corporation’s principal executive offices is 777 Post Oak Boulevard, Suite 650 Houston, Texas 77056.

Directors of Magnum Hunter Resources Corporation

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Gary C. Evans	Chairman and Chief Executive Officer, Magnum Hunter Resources Corporation	c/o Magnum Hunter Resources Corporation 777 Post Oak Boulevard, Suite 910 Houston, Texas 77056
Brad Bynum	Chief Financial Officer, Hall-Houston Exploration Partners, L.L.C.	c/o Hall-Houston Exploration Partners, L.L.C. 4605 Post Oak Place Drive #100 Houston, Texas 77027
Ronald D. Ormand	Executive Vice President and Chief Financial Officer, Magnum Hunter Resources Corporation	c/o Magnum Hunter Resources Corporation 777 Post Oak Boulevard, Suite 910 Houston, Texas 77056
Gary L. Hall	President, Hall-Houston Exploration Partners, L.L.C.	c/o Hall-Houston Exploration Partners, L.L.C. 4605 Post Oak Place Drive #100 Houston, Texas 77027
Joe L. McClaugherty	Senior Partner of McClaugherty & Silver, P.C.	c/o McClaugherty & Silver, P.C. 55 Old Santa Fe Trail Santa Fe, New Mexico 87501
Steven Pfeifer	Managing Member, P.O.&G Resources – Texas, LLC	c/o P.O.&G Resources – Texas, LLC 5847 San Felipe Street #940 Houston, Texas 77057
Jeff Swanson	Chairman, Chief Executive Officer and President, GrailQuest Corporation	c/o GrailQuest Corporation 1160 Dairy Ashford, Suite 160 Houston, Texas 77079
J. Raleigh Bailes	Certified Public Accountant, Bailes Bates & Associates, LLP	c/o Bailes Bates & Associates, LLP 1650 Highway 6, Suite 470 Sugar Land, Texas 77478
Victor G. Carrillo	Director, Magnum Hunter Resources Corporation	c/o Magnum Hunter Resources Corporation 777 Post Oak Boulevard, Suite 910 Houston, Texas 77056